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                               July 19, 2022

       Xuezheng Chen
       Chief Executive Officer
       Golden Heaven Group Holdings Ltd.
       No. 8 Banhouhaichuan Rd
       Xiqin Town, Yanping District
       Nanping City, Fujian Province, China 353001

                                                        Re: Golden Heaven Group
Holdings Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 22,
2022
                                                            CIK No. 0001928340

       Dear Mr. Chen:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. Please amend your disclosure to clearly disclose how you will refer to the holding company and
subsidiaries throughout the document so that it is clear to investors which entity the disclosure
is referencing and which subsidiaries or entities are conducting the business operations,
and refrain from using terms such as "we" or "our" when describing activities, functions,
or employees of your subsidiaries. Please disclose clearly the entity
                                                        (including the
domicile) in which investors are purchasing an interest.
 Xuezheng Chen
FirstName  LastNameXuezheng
Golden Heaven  Group HoldingsChen
                              Ltd.
Comapany
July       NameGolden Heaven Group Holdings Ltd.
     19, 2022
July 19,
Page  2 2022 Page 2
FirstName LastName
2. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors.
         Disclose that investors may never hold equity interests in the Chinese operating entities.
         Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Please provide a cross-
         reference to your detailed discussion of risks facing the company and the offering as a result of your operating structure.
3. Please disclose whether your auditor is subject to the determinations announced by the
         PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies
         Accountable Act and related regulations will affect your company. Please revise your disclosure relating to the Holding Foreign Companies Accountable Act to include a discussion of the Accelerating Holding Foreign Companies Accountable Act, as well as the time frames under both Acts.
4. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC or a
         PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.
5. Please discuss whether there are limitations on your ability to transfer cash between you and your subsidiaries or investors. Please provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.
6. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, and investors, please summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary. Prospectus Summary, page 1

7. Please identify clearly the entity in which investors are purchasing their interest and the
         entities in which the company   s operations are conducted. Describe
the relevant
         contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to
 Xuezheng Chen
Golden Heaven Group Holdings Ltd.
July 19, 2022
Page 3
         its contractual arrangements and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
8. In your summary of risk factors, please disclose the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please provide cross-references to the relevant individual detailed risk factors.
9. Please provide a clear description of how cash is transferred through your organization, and disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S.
         investors.
10. Please disclose that trading in your securities may be prohibited under the Holding
         Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Risk Factors, page 12

11.    Given the Chinese government   s significant oversight and discretion
over the conduct of
       your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment
FirstName LastNameXuezheng Chen
       in China-based issuers, acknowledge the risk that any such action could significantly limit
Comapany   NameGolden
       or completely      Heaven
                      hinder your Group
                                  ability Holdings
                                          to offer orLtd.
                                                      continue to offer
securities to investors and
       cause the value
July 19, 2022 Page 3   of such securities to significantly decline or be
worthless.
FirstName LastName
 Xuezheng Chen
FirstName  LastNameXuezheng
Golden Heaven  Group HoldingsChen
                              Ltd.
Comapany
July       NameGolden Heaven Group Holdings Ltd.
     19, 2022
July 19,
Page  4 2022 Page 4
FirstName LastName
Risks Related to Doing Business in the PRC
The enforcement of the PRC Labor Contract Law and other labor-related regulations in the
PRC..., page 28

12. We note your disclosure that the operating companies failed to comply with the PRC
         Social Insurance Law and the Administrative Measures on Housing Fund for the years
         2019, 2020, and 2021. Please disclose the potential risk or consequences to the company caused by this noncompliance, including potential impact on the securities offered. Please also disclose whether you are currently in compliance with these requirements, and whether you have taken steps to remediate your prior failure to comply.
Use of Proceeds, page 41

13. Please provide information on the status of any acquisitions of businesses engaged in amusement park development. Refer to Item 3(C)(3) of Form 20-F. Enforceability of Civil Liabilities, page 45

14. Please amend your disclosure in this section to include a description of the difficulties in bringing legal claims against your Hong Kong- and BVI-based subsidiaries.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations
Comparison of the Year ended September 30, 2020 and 2021, page 51

15. Your disclosure in the Business section starting on page 70 includes information on the number of park guests, number of attractions, and pricing of rides and attractions by category. Please tell us if management uses any metrics or key performance indicators to assess performance. If so, please refer to SEC Release No. 33-10751 for guidance on disclosures to provide.
16. Sales of in-park recreation increased by $14.9 million, or 44%, for the year ended
         September 30, 2021. Please expand your discussion to provide a robust and quantified analysis of the significant drivers that you identified for the material changes in revenues. Also, describe the underlying reasons and any known trends or uncertainties that have had or that are reasonably likely to have a material impact on revenues. Refer to
         Item 5 of Form 20-F.
Liquidity and Capital Resources, page 56

17. Please revise to include an analysis of the components of the statements of cash flows
         (i.e., operating, investing, and financing activities) that explains and quantifies the significant drivers underlying material year-to-year variations. Refer to Item 5 of Form
         20-F and Section IV.B.1 of SEC Release No. 33-8350.
 Xuezheng Chen
FirstName  LastNameXuezheng
Golden Heaven  Group HoldingsChen
                              Ltd.
Comapany
July       NameGolden Heaven Group Holdings Ltd.
     19, 2022
July 19,
Page  5 2022 Page 5
FirstName LastName
Commitments and Contingencies
Commitments, page 56

18. Please amend your disclosure to describe what additional lease commitments the company is anticipating and when they are anticipated to commence. Business, page 70

19. We note your disclosure that "the local governments have agreed in four out of six current agreements with our operating entities to disallow the development of similar amusement parks in the vicinity of the park localities." Please amend your disclosure to describe the terms of these agreements more fully, including the term of exclusivity.
20. We note your disclosure on page 76 that "[w]e do not consider theme park operators, such as the Walt Disney Company and Fantawild Holdings Inc., as our operating entities' direct competitors." Please revise or amend your disclosure regarding cost effectiveness of your operating entities, which currently compares the cost of access to your rides and attractions with direct comparisons to costs of admission to facilities operated by the Walt
         Disney Company and Fantawild Holdings Inc., or explain why you believe such comparison is useful for investors.
Management, page 94

21. We note your disclosure that you will enter into employment agreements with your executive officers. Please file any such contracts as exhibits to the registration statement.
Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Income, page F-3

22. Please revise to provide earnings per share data consistent with Rule 5-03.25 of
         Regulation S-X.
2. Summary of Significant Accounting Policies, page F-7

23. Please disclose in an accounting policy footnote the specific types of amounts included in cost of revenue, general and administrative expenses and selling expenses.
Revenue Recogntion, page F-9

24. Please expand your policy for in-park recreation to discuss how you measure obligations for returns or refunds. See ASC 606-10-50-20.
25. On page 54, you say there was a $3.7 million increase in selling expenses, which was primarily attributable to an increase of $3.2 million in rebates that you offered to guests for loading their prepaid cards. Please disclose your accounting policy for the incentives you offer to your customers (e.g., rebates, discounts, etc.) and tell us the authoritative guidance you used to support your accounting treatment. Also, please discuss how you
 Xuezheng Chen
Golden Heaven Group Holdings Ltd.
July 19, 2022
Page 6
      considered the guidance in ASC 606-10-32-6.
3. Other Current Assets, page F-11

26. You have recorded $15.3 million as prepayment of projects. Please disclose the nature and terms of these prepayments and discuss the related projects.
8. Advances From Customers, page F-13

27. Please disclose the nature and terms associated with your advances from customers. Also, disclose whether you assume any breakage on advances from customers and, if so, your accounting policy for assuming breakage. Refer to ASC 606-10-55-46 through 55-49.
13. Segment reporting, page F-16

28. Please tell us and disclose why two of your three segments have no expenses or assets allocated to them. Also, disclose the information required by ASC 280-10-50-29.
General

29. Please revise to name PRC counsel where you state that your position is based on the advice of your PRC counsel.
30. Please provide us with supplemental copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
Section 5(d) of the
      Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
        You may contact Nasreen Mohammed at 202-551-3773 or Rufus Decker at 202-551-
3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,
FirstName LastNameXuezheng Chen
                                                            Division of
Corporation Finance
Comapany NameGolden Heaven Group Holdings Ltd.
                                                            Office of Trade &
Services
July 19, 2022 Page 6
cc:       Ying Li
FirstName LastName